April 3, 2018

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief, Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Two Harbors Investment Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 001-34506

Dear Mr. Telewicz:

We refer to the comment letter dated March 29, 2018 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2017 filed on February 27, 2018 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comment in the aforementioned comment letter, followed by the Company’s response in plain text.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Equity, page 82

1.              Please revise your disclosure of core earnings in future filings to include all of the disclosures required by Item 10(e) of Regulation S-K. In particular, please include a reconciliation of core earnings that begins with the most directly comparable GAAP measure. Your revised reconciliation should provide disaggregated disclosure of all the adjustments necessary to arrive at core earnings from the most directly comparable GAAP measure.

Response:

The Company acknowledges the Staff’s comment and in future filings will include all applicable disclosures required by Item 10(e) of Regulation S-K, including with respect to the use of core earnings and the disaggregated disclosure of all adjustments necessary to arrive at core earnings from the most directly comparable GAAP measure.

*   *   *   *   *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments please direct them to our General Counsel and Secretary, Rebecca Sandberg, at 575 Lexington Ave., Suite 2930, New York, NY 10022, via telephone at (612) 238-3385 or via email rebecca.sandberg@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Brad Farrell
Name:	Brad Farrell
Title:	Chief Financial Officer and Treasurer